IE PubCo Inc.

600 Travis Street, Suite 7200

Houston, Texas 77002

(713) 481-7782

October 8, 2021

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	IE PubCo Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 13, 2021

File No. 333-258157

Ladies and Gentlemen:

Set forth below are the responses of IE PubCo Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 1, 2021, with respect to Amendment No. 1 (“Amendment No. 1.”) to Registration Statement on Form S-4, File No. 333-258157, filed with the Commission on September 13, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Registration Statement on Form S-4 as Amended September 13, 2021

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 Supplemental Pro Forma Oil and Natural Gas Reserves Information

Oil and Natural Gas Reserves

Standardized Measure of Discounted Future Net Cash Flows, page 209

1.

Revise the disclosure for the year ended December 31, 2020 relating to Independence’s “Historical” total proved reserves, proved developed reserves, proved undeveloped reserves and the changes therein by individual product type as presented on pages 207 through 208 as well as the disclosure of the standardized measure and the changes therein as presented on pages 209 and 210, respectively, to reflect the changes in such estimates based on the revised reserves reports filed as Exhibits 99.6, 99.8 and 99.11.

Securities and Exchange Commission

October 8, 2021

This comment also applies to the disclosure of the reserves and future net income for Independence as of December 31, 2020 presented on page 238 and the comparable disclosure of reserves and the standardized measure and the changes therein for the year ended December 31, 2020 as presented on page F-57 through F-58 and page F-59 through F-60, respectively.

RESPONSE: We have revised the Registration Statement to address the Staff’s comment. Please see pages 209–12, 240–41 and F-57–F-60 of Amendment No. 2.

Information About Independence

Proved Undeveloped Reserves (PUDs), page 240

2.

Your response to comment 18 indicates that the proved undeveloped reserves disclosed in Exhibit 99.4 as of December 31, 2020 include 12,528 MBoe or approximately 12.7% of Independence’s total proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent. We also note disclosure in Exhibit 99.11 indicating the reserves report includes similar estimates of proved undeveloped reserves for one location.

Expand the discussion of Independence’s proved undeveloped reserves to clarify that these reserves are part of a development plan and schedule adopted by management, including approval by the Board if such approval is required, and disclose the marginal nature of these wells and the economic risk that they pose. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X, the Compliance and Disclosure Interpretation Question 131.04, and FASB ASC 932-235-50-10.

RESPONSE: We have revised the Registration Statement to address the Staff’s comment. Please see page 243 of Amendment No. 2.

Experts

Independence, page 288

3.

The disclosure on page 289 indicates that Independence’s oil and natural gas reserves and the related future net cash flows included in this proxy statement/prospectus as of December 31, 2019 were based on the proved reserve estimates prepared by Netherland, Sewell & Associates, Inc. Please provide us with the reserves report(s) supporting those estimates.

RESPONSE: We have revised the Registration Statement to correct the disclosure on page 289 of Amendment No. 1 by indicating that such reserve and future net cash flow estimates refer to the estimates of Liberty Energy, LLC rather than of Independence. See page 291 of Amendment No. 2. We advise the Staff that the reserve report supporting those estimates was included as Exhibit 99.14 of Amendment No. 1.

Securities and Exchange Commission

October 8, 2021

Exhibit Index

Exhibit Number 99.6, 99.7, 99.8, page II-6

4.

We note your response to comments 23 and 24; however, we are unable to locate the disclosure revisions identified in your responses. Please obtain and file revised reserves reports, Exhibits 99.6, 99.7 and 99.8, to address disclosure regarding the following:

•

The reserve reports each refer to an Appendix A, not included with the report. Please include the referenced attachment or remove the reference if you do not intend to include this supplemental information with the filed reports.

•

In addition to stating that the audited estimates are within a specified audit tolerance threshold, the report should also reference the source of the “Audit standards” for establishing these thresholds, e.g. the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Refer to the disclosure requirements under Item 1202(a)(8)(iv) and (a)(8)(ix) of Regulation S-K.

RESPONSE: We have obtained and filed revised reserves reports to address the Staff’s comment. See exhibits 99.6, 99.7 and 99.8 of Amendment No. 2.

5.

The reserve reports filed as Exhibits 99.7 and 99.8 indicate that the lease operating expenses in these reports represent field level operating costs and do not include COPAS charges. By comparison, disclosure in Exhibit 99.6 indicates that the lease operating expensing in that report contain COPAS charges for non-operated wells, but not for operated properties. Obtain and file revised reserves reports, Exhibits 99.7 and 99.8, to reconcile the inconsistency in disclosure or tell us why a revision is not needed.

RESPONSE: We have obtained and filed revised reserves reports to reconcile the inconsistency. See exhibits 99.7 and 99.8 of Amendment No. 2.

Exhibit Number 99.9, 99.10, page II-6

6.

We note your response to comment 22; however, we are unable to locate the disclosure revisions identified in your response. Please obtain and file revised reserves reports, Exhibits 99.9, and 99.10, to address disclosure regarding the following:

•

The report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the United States Securities and Exchange Commission. Refer to Item 1202(a)(8)(i) of Regulation S-K.

Securities and Exchange Commission

October 8, 2021

•

The report should specify the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions. Refer to the Item 1202(a)(8)(v) of Regulation S-K.

RESPONSE: We have obtained and filed revised reserves reports to address the Staff’s comment. See exhibits 99.9 and 99.10 of Amendment No. 2.

*     *     *    *    *

Securities and Exchange Commission

October 8, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

IE PubCo Inc.

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Wilkie S. Coyler, Contango Oil & Gas Company